Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-153582 on Form S-8 of our report dated September 14, 2011, relating to the consolidated financial statements of WSP Holdings Limited and its subsidiaries (collectively, the “Company”) and the financial statement schedule of WSP Holdings Limited for the year ended December 31, 2010 (before the retrospective adjustments to apply the change in the presentation of comprehensive income) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern), appearing in the Annual Report on Form 20-F of WSP Holdings Limited for the year ended December 31, 2012.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
November 15, 2013